UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2018 and for the three and six-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2018 and for the three and six-month periods then ended

Content

2

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the "Group") as of June 30, 2018, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and six-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru

July 20, 2018

Countersigned by:

Carlos Valdivia Valladares
C.P.C.C. Register No. 27255

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Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position

As of June 30, 2018 (unaudited) and December 31, 2017 (audited)

	Note	As of June 30, 2018	As of December 31, 2017
		S/(000)	S/(000)

Assets
Current assets
Cash and cash equivalents	3	66,333	49,216
Trade and other receivables	4	97,904	99,518
Income tax prepayments		39,806	27,755
Inventories	5	395,335	373,020
Prepayments		17,310	3,846
Total current asset		616,688	553,355

Non-current assets
Trade and other receivables	4	14,861	16,207
Prepayments		438	533
Available-for-sale financial investments	13	26,883	21,206
Derivate financial instruments	13	3,293	489
Property, plant and equipment	6	2,176,057	2,208,553
Exploration and evaluation assets		12,863	13,416
Deferred income tax assets		161	142
Other assets		169	214
Total non-current assets		2,234,725	2,260,760
Total assets		2,851,413	2,814,115

Liabilities and equity
Current liabilities
Trade and other payables	7	157,274	177,995
Income tax payable		1,403	2,431
Provisions	8	33,478	24,575
Total current liabilities		192,155	205,001

Non-current liabilities
Interest-bearing loans and borrowings	13	974,811	965,290
Other non-current provisions	8	4,946	28,293
Deferred income tax liabilities		118,278	108,823
Total non-current liabilities		1,098,035	1,102,406
Total liabilities		1,290,190	1,307,407

Equity
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Treasury shares		(119,005)	(119,005)
Additional paid-in capital		432,779	432,779
Legal reserve		166,168	160,686
Other reserves		(43,833)	(43,699)
Retained earnings		660,991	611,652

Equity attributable to equity holders of the parent		1,561,247	1,506,560
Non-controlling interests		(24)	148
Total equity		1,561,223	1,506,708
Total liabilities and equity		2,851,413	2,814,115

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

4

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss

For the three and six-month periods ended June 30, 2018 and June 30, 2017 (both unaudited)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Note	2018	2017	2018	2017
		S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	10	287,540	281,036	602,791	560,489
Cost of sales		(183,023)	(172,681)	(377,866)	(339,871)
Gross profit		104,517	108,355	224,925	220,618

Operating income (expense)
Administrative expenses		(42,753)	(49,259)	(84,674)	(97,609)
Selling and distribution expenses		(9,953)	(9,495)	(21,691)	(20,958)
Other operating (expenses) income, net		544	(2,283)	(3,604)	(2,977)
Total operating expenses, net		(52,162)	(61,037)	(109,969)	(121,544)
Operating profit		52,355	47,318	114,956	99,074

Other income (expenses)
Finance income		469	2,485	816	4,015
Finance costs		(17,987)	(18,795)	(37,391)	(36,505)
Net loss from exchange difference		(393)	(1,087)	(931)	(2,197)
Total other expenses, net		(17,911)	(17,397)	(37,506)	(34,687)
Profit before income tax		34,444	29,921	77,450	64,387

Income tax expense	9	(10,992)	(8,657)	(24,206)	(20,678)

Profit for the period from continuing operations		23,452	21,264	53,244	43,709

Loss for the period from discontinued operations		-	-	-	(754)
Profit for the period		23,452	21,264	53,244	42,955
Attributable to:
Equity holders of the parent		25,012	21,413	54,821	43,718
Non-controlling interests		(1,560)	(149)	(1,577)	(763)

		23,452	21,264	53,244	42,955
Earnings per share
Basic and diluted profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	12	0.06	0.05	0.13	0.09

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income

For the three and six-month periods ended June 30, 2018 and June 30, 2017 (both unaudited)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Note	2018	2017	2018	2017
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		23,452	21,264	53,244	42,955

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial investments		-	(61)	5,677	(51)
Net loss on cash flow hedges	13	(1,310)	(8,846)	(5,867)	(423)
Deferred income tax related to component of other comprehensive income	9	387	2,628	56	140
Other comprehensive income for the period, net of income tax		(923)	(6,279)	(134)	(334)

Total comprehensive income, net of income tax		22,529	14,985	53,110	42,621

Total comprehensive income attributable to:
Equity holders of the parent		24,089	15,134	54,687	43,384
Non-controlling interests		(1,560)	(149)	(1,577)	(763)

		22,529	14,985	53,110	42,621

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

6

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2018 and June 30, 2017 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain on available-for-sale investments	Unrealized gain on derivative financial instruments	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2017	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029
Profit for the period	-	-	-	-	-	-	-	43,718	43,718	(763)	42,955
Other comprehensive income	-	-	-	-	-	(36)	(298)	-	(334)	-	(334)
Total comprehensive income	-	-	-	-	-	(36)	(298)	43,718	43,384	(763)	42,621

Appropriation of legal reserve	-	-	-	-	4,372	-	-	(4,372)	-	-	-
Contributions of non-controlling interests	-	-	-	-	-	-	-	-	-	491	491
Acquisition of treasury shares	-	-	(34,216)	-	-	-	-	-	(34,216)	-	(34,216)
Splitting effects of equity block, note 1	(107,593)	(10,224)	23,459	(118,569)	(36,957)	-	-	-	(249,884)	(100,357)	(350,241)
Terminated dividends, note 7	-	-	-	-	189	-	-	-	189	-	189
Other adjustments of non-controlling interests, note 1	-	-	-	(576)	-	-	-	-	(576)	576	-

Balance as of June 30, 2017	423,868	40,279	(119,005)	426,020	155,679	109	(17,045)	716,432	1,626,337	12,536	1,638,873

Balance as of January 1, 2018	423,868	40,279	(119,005)	432,779	160,686	-	(43,699)	611,652	1,506,560	148	1,506,708
Profit for the period	-	-	-	-	-	-	-	54,821	54,821	(1,577)	53,244
Other comprehensive income	-	-	-	-	-	4,002	(4,136)	-	(134)	-	(134)
Total comprehensive income	-	-	-	-	-	4,002	(4,136)	54,821	54,687	(1,577)	53,110

Appropriation of legal reserve	-	-	-	-	5,482	-	-	(5,482)	-	-	-
Contributions of non-controlling interests	-	-	-	-	-	-	-	-	-	1,405	1,405

Balance as of June 30, 2018	423,868	40,279	(119,005)	432,779	166,168	4,002	(47,835)	660,991	1,561,247	(24)	1,561,223

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

7

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows

For the three and six-month periods ended June 30, 2018 and June 30, 2017 (both unaudited)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Note	2018	2017	2018	2017
		S/(000)	S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		34,444	29,921	77,450	63,082
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization		32,317	27,972	64,009	58,623
Finance costs		17,987	18,795	37,391	36,505
Long-term incentive plan	11	2,375	2,851	4,976	5,701
Allowance for doubtful accounts		600	300	600	600
Unrealized exchange difference related to monetary transactions		(540)	67	(2)	154
Finance income		(469)	(2,485)	(816)	(4,015)
Net gain on sale of property, plant and equipment		(109)	(82)	(800)	(224)
Other operating, net		(324)	(318)	40	(289)

Working capital adjustments
Decrease (increase) in trade and other receivables		(2,916)	(15,529)	701	(22,143)
(Increase) decrease in prepayments		(4,261)	2,814	(13,369)	(3,962)
(Increase) decrease in inventories		(35,859)	6,972	(22,315)	4,912
(Decrease) increase in trade and other payables		7,966	(29,513)	(16,172)	(25,753)
		51,211	41,765	131,693	113,191

Interests received		578	302	753	697
Interests paid		-	(550)	(23,995)	(22,997)
Income tax paid		(11,502)	(8,081)	(27,791)	(20,175)
Net cash flows provided from operating activities		40,287	33,436	80,660	70,716
Which includes cash used in discontinued operations for		-	-	-	(2,611)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

8

Interim condensed consolidated statements of cash flows (continued)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Note	2018	2017	2018	2017
		S/(000)	S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(8,932)	(6,801)	(31,077)	(20,080)
Purchase of evaluation and exploration assets		439	1,038	(10)	(5,731)
Related party loan		-	-	-	(5,953)
Proceeds from sale of property, plant and equipment		90	2,926	3,597	3,068
Net cash used in investing activities		(8,403)	(2,837)	(27,490)	(28,696)
Which includes cash used in investment activities of discontinued operations for		-	-	-	(6,410)

Financing activities
Contribution of non-controlling interests	1	1,405	401	1,405	491
Loan received		-	-	16,090	-
Repurchase of investment shares		-	-	-	(34,216)
Payment of hedge commissions		-	(196)	(13,221)	(13,608)
Paid loan		-	-	(16,090)	-
Dividends paid		99	126	(24,239)	(184)
Net cash flows provided from (used in) financing activities		1,504	331	(36,055)	(47,517)
Which includes cash provided from financing activities of discontinued operations for		-	-	-	-
Net increase (decrease) in cash and cash equivalents		33,388	30,930	17,115	(5,497)
Net foreign exchange difference		(7)	(67)	2	(154)
Cash and cash equivalents at the beginning of the period		32,952	18,544	49,216	80,215
Transfer of cash and cash equivalent due to spin-off	1	-	-	-	(34,178)
Change in cash and cash equivalents of discontinued operations		-	-	-	9,021
Cash and cash equivalents at the end of the period	3	66,333	49,407	66,333	49,407
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		7	67	(2)	154

See transfer of net assets that did not generated cash flows in Note 1.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

9

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements

As of June 30, 2018 and 2017 (both unaudited), and December 31, 2017 (audited)

1.	Economic activity

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, in accordance with the General Law of Peruvian Companies, is an open stock corporation which shares are publicly traded in Lima Stock Exchange and in New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company's common shares as of June 30, 2018, December 31, 2017 and June 30, 2017.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precasts, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of June 30, 2018 and for the six-month period then ended, were authorized for issuance by the Company’s Management on July 20, 2018.

Spin-off of net assets

In September 2016, the General Shareholders’ Meeting of the Company approved a spin-off project that would allow the transfer of a portion of net assets (composed by the assets and liabilities of the Company's interest in Fosfatos del Pacífico S.A.) to Fossal S.A.A. (enterprise created as a subsidiary of Inversiones ASPI S.A.). The purpose of the spin-off project is to allocate the assets and liabilities of the Company in accordance with the specialization of each business, creating greater flexibility for shareholders and greater clarity in long-term operations.

The project contemplated that, for each common stock and investment of Cementos Pacasmayo S.A.A., shareholders received approximately 0.20 common shares of Fossal S.A.A. and approximately 0.80 common shares of Cementos Pacasmayo S.A.A.

In March 1, 2017, the spin-off project was executed; in consequence, capital stock, investment shares, additional capital and legal reserve decreased by S/107,593,000, S/10,224,000, S/118,569,000 and S/36,957,000, respectively. The related non-controlling interest was write-off for S/100,357,000.

10

Notes to interim condensed consolidated financial statements (continued)

As of March 1, 2017, the assets transferred and the assets and liabilities of Fosfatos del Pacifico S.A. (net of intercompany eliminations), mainly comprise the following:

S/(000)

Assets -
Cash and cash equivalents	34,178
Accounts receivable from related parties	5,822
Inventories	2,694
Income tax prepayments	3,892
Other current assets	5,126
Other receivables non current	50,200
Property, plant and equipment, net	204,975
Exploration and evaluation assets	52,578
Deferred income tax assets	23,173

382,638

Liabilities and equity -
Trade and other payables	8,938
Capital stock	107,593
Additional paid-in capital	118,569
Investment shares	10,224
Other reserves	36,957
Non-controlling interest	100,357

382,638

As of the date of the spin-off’s execution, part of the investment shares transferred in the net assets were owned by Cementos Pacasmayo S.A.A. In exchange for these shares, the Company received 9,148,373 investment shares of Fossal S.A.A., which were recorded as available-for-sale investments, at cost, for an amount of S/21,206,000. The difference between the financial and tax value of those investments generated a deferred income tax asset of S/2,253,000.

Non-controlling interest contributions -

Salmueras Sudamericanas S.A.

During the three and six-month periods ended June 30, 2017, the contributions made by Quimpac S.A. amounted to S/401,000 and S/491,000, respectively. All these contributions were partial payments of the capital commitment that might be assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary. In fourth quarter of 2017, the Group decided not to continue with this project.

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/576,000 during the six-month period ended June 30, 2017 and was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

11

Notes to interim condensed consolidated financial statements (continued)

In December of the year 2017, the Group wrote-off the brine project, therefore it has no commitments of capital in relation to this project.

In order to pay the penalties related to the concessions contributed by Quimpac S.A. to the subsidiary, the General Shareholders' Meeting of the subsidiary Salmueras Sudamericanas S.A. of June 28, 2018, agreed the contribution amounted to S/1,405,000.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments, derivatives financial instruments and the call-option that have been measured at fair value. The interim condensed consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except as otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2017.

In addition to information on accounting policies mentioned in the consolidated financial statements as of December 31, 2017, and June 30, 2018, available–for-sale financial investments are valued according to the criteria laid down in the IAS 39 and IFRS 9, respectively.

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2017, except for the adoption of the new standards starting from January 1, 2018.

The Group has failed to advance any other rule, interpretation or modification that has been issued but has not yet entered into force.

For first time, the Group applies the following rules:

-	IFRS 15 Revenue from contracts with customers -

IFRS 15 replaces IAS 11 Construction Contracts, IAS 18 Income and related interpretations and applies to all income arising from contracts with customers, unless such contracts are within the scope of other standards. The new standard establishes a five-step model for accounting for the income derived from contracts with customers. Under IFRS 15, income is recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to judge, taking into account all relevant facts and circumstances when applying each step of the model to contracts with their clients. The standard also specifies the accounting for incremental costs related to obtaining a contract and costs directly related to the fulfillment of a contract.

12

Notes to interim condensed consolidated financial statements (continued)

The Group adopted IFRS 15 using the total retroactive adoption method. The effect of adopting IFRS 15 is shown as follows:

Impact on the consolidated statement of income (increase / (decrease)) as of June 30, 2017:

	Settings	For the three-month periods ended June 30, 2017 S/(000)	For the six-month periods ended June 30, 2017 S/(000)

Net sales	(a)	(1,819)	(2,495)
Sales and distribution expenses		1,819	2,495

Net impact on profit for the year		-	-

There has been no impact on cash flows or earnings per share resulting from the adoption of IFRS 15.

The Group is engaged in the production and marketing of cement, precasts, concrete and quicklime, as well as the commercialization of construction materials. These assets are sold in contracts identified with customers.

(a)	Sale of goods -

The Group's contracts with clients for the sale of goods generally include a performance obligation. The Group has concluded that income from the sale of goods must be recognized at the moment in which control of the asset is transferred to the customer, generally at the time of delivery of the goods. Therefore, the adoption of IFRS 15 did not have an impact on the timing of revenue recognition. However, the amount of revenue recognized was affected, as indicated below.

Variable consideration -

Some contracts with customers provide return rights and trade discounts or volume discounts. Prior to the adoption of IFRS 15, the Group recognized revenue from the sale of measured assets at the fair value of the consideration received or receivable, net of volume discounts. If revenues could not be measured reliably, the Group differed in the recognition of revenues until the uncertainty was resolved. In addition, the Group recognized volume bonuses as a sales expense.

According to IFRS 15, volume bonuses and discounts give rise to a variable consideration. The variable consideration is estimated at the beginning of the contract and is restricted until the associated uncertainty is resolved later. The application of the restriction on variable consideration increases the amount of income that will be deferred.

(i)	Trade agreements -

The Group has marketing contracts for the sale of its products with certain customers. Prior to the adoption of IFRS 15, the Group recorded these payments under "Sales and distribution expenses" with a balancing entry in the caption "Commercial and miscellaneous accounts payable".

In accordance with IFRS 15, contract combination criteria should be used if they are negotiated as a package with a single commercial objective. The Group applied the requirements of IFRS 15 and restated the statement of income for the periods of three and six-months ended June 30,2017, decreasing sales of goods by S/894,000 and S/1,270,000, respectively, and decreasing "Sales and distribution expenses" by the same amount.

13

Notes to interim condensed consolidated financial statements (continued)

(ii)	Loyalty programme –

The Group has a customer loyalty program for the sale of cement. Prior to the adoption of IFRS 15, the Group allocated part of the transaction price to the loyalty programme using the fair value of the points issued and the recognition of deferred income in relation to points issued but not yet redeemed or expired.

Under IFRS 15 the loyalty program gives rise to a separate performance obligation, since it generally provides a material right to the customer. Consequently, the Group allocates a portion of the transaction price to the loyalty programme based on the relative independent selling price, instead of allocating it using the fair value of the points issued, for example to the residual value as is done in accordance with IFRIC 13. The Group determined that less income should be attributed to the goods sold.

The Group applied the requirements of IFRS 15 and made an adjustment to the income statement by decreasing revenues from the sale of cement in S/625,000 for the periods of three and six months ended June 30, 2017, whose counterpart was the decrease in "Sales and distribution expenses".

(b)	Provision of services –

In the sales of cement, quicklime, concrete, prefabricated and construction materials, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Prior to the adoption of IFRS 15, the Group recorded transportation services as separate benefits from sales of goods when they were sold together. The consideration for transportation services differed from the consideration for the sale of goods, and was assigned using the list prices of each operation.

According to IFRS 15, the allocation is made based on the relative independent selling prices. As a result, the allocation of the consideration is not affected.

Likewise, the Group concluded that transportation services are satisfied at the moment when the transportation service is concluded, a moment that coincides with the time of delivery of the goods to customers and, consequently, in accordance with the IFRS. 15, the Group continues to recognize the revenues from these transportation services in conjunction with the income from the sale of goods.

(c)	Presentation requirements and disclosures –

As required for the condensed interim financial statements, the Group disclosed revenue recognized from contracts with customers in categories that show how the nature, amount, timing and uncertainty of income and cash flows are affected by economic factors. The Group also disclosed information on the relationship between the disclosure of itemized income and the disclosed income information for each reportable segment. See disclosures about income disaggregated in note 10.

(d)	Other adjustments –

In addition to the main adjustments described above, in the adoption of IFRS 15, other items of the interim condensed consolidated financial statements have been adjusted, such as the reclassification of doubtful expense to sales for S/300,000 and S/600,000, for the periods of three and six months ended June 30, 2017, respectively.

14

Notes to interim condensed consolidated financial statements (continued)

IFRS 9 Financial Instrument

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments:

Recognition and Measurement for annual periods beginning on or after January 1, 2018, which brings together the three aspects of accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The Group has applied IFRS 9 prospectively, with the date of initial implementation of January 1, 2018. There was no impact on cash flows or earning per share as a result of the adoption of IFRS 9.

(e)	Classification and valuation

Except for certain commercial accounts receivable, according to IFRS 9, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the transaction costs.

Under IFRS 9, financial debt instruments are subsequently measured at fair value through profit or loss (VRCR), amortized cost or fair value through other comprehensive income (VRORI). The classification is based on two criteria: the Group's business model for managing assets; and if the contractual cash flows of the instruments represent "only capital and interest payments" on the outstanding principal amount (the "UPCI criterion").

15

Notes to interim condensed consolidated financial statements (continued)

The loans, as well as the commercial debtors, are maintained to receive the contractual cash flows and are expected to represent cash flows that represent only principal and interest payments. The Group analyzed the cash flow characteristics of these instruments and concluded that they meet the criteria to be valued at amortized cost in accordance with IFRS 9. Consequently, reclassification of these instruments was not required.

The Group has recorded an impact in its consolidated statements of financial position and in the statement of changes in equity due to the application of the classification and measurement requirements of IFRS 9 for shares classified as financial assets available for sale as of December 31, 2017 those shares were maintained at cost for S/21,206,000, and as of June 30, 2018 are measured at fair value for S/26,883,000, with effect in other comprehensive income.

(f)	Impairment

IFRS 9 requires the Group to record the expected credit losses of all its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The Group has determined that, due to the nature of its loans and receivables, the impact on impairment losses is immaterial.

(g)	Hedge accounting

The Group has determined that all existing hedging relationships, which are currently designated as effective hedges, may continue to be classified as hedges in accordance with IFRS 9. The Group has decided not to retroactively apply IFRS 9 in the transition from hedges in which the Group excluded forward points from the designation of hedges in accordance with IAS 39. As IFRS 9 does not change the general principles on how effective hedges should be recorded, the Group does not has impact as a result of the application of this standard on hedge accounting.

-	IFRIC 22 - Transactions in foreign currency and advance consideration -

The interpretation clarifies that, when determining the exchange rate to be used in the initial recognition of an asset, expense or related income (or part of) when deregistering a non-monetary asset or a non-monetary liability related to the advance consideration, the date of the transaction is the date on which the entity initially recognizes the non-monetary asset or the non-monetary liability that arises from the anticipated consideration. If there are multiple payments or receipts in advance, the entity must determine a transaction date for each payment or receipt of the advance consideration. These amendments have no impact on the group's consolidated financial statements.

-	Amendments to IAS 40 Transfers of investment properties -

The amendments clarify when an entity must transfer properties, including properties under construction or development to or away from investment properties. The amendments state that a change in use occurs when the property meets, or fails to meet, the definition of investment property and there is evidence of change in use. A mere change in management's intentions for the use of a property does not provide evidence of a change in use. These amendments have no impact on the Group's condensed interim consolidated financial statements.

16

Notes to interim condensed consolidated financial statements (continued)

-	Amendments to IFRS 2 Classification and measurement of share-based payment transactions –

The IASB issued amendments to IFRS 2 Share-based Payments that address three main areas: the effects of consolidation conditions on the measurement of a share-based payment transaction settled in cash; the classification of a payment transaction based on shares with net settlement characteristics for the withholding tax obligations; and accounting when a change in the terms and conditions of a share-based payment transaction changes its classification from cash settled to net worth. In the adoption, the entities are required to apply the modifications without re expressing previous periods, but retroactive application is allowed if the three modifications are chosen and other criteria are met. The Group does not have any share-based payment transaction, so these modifications have no impact on the interim condensed consolidated financial statements.

-	Amendments to IFRS 4: Application of IFRS 9 Financial instruments with IFRS 4 Insurance contracts -

The amendments address the concerns arising from the implementation of the new financial instruments standard, IFRS 9, before implementing IFRS 17 Insurance contracts, which replaces IFRS 4. The amendments introduce two options for entities that issue insurance contracts: a temporary exemption from applying IFRS 9 and an overlap approach. These amendments are not relevant to the Group.

-	Amendments to IAS 28 Investments in Associates and Joint Ventures - Clarification that the measurement of investees at fair value through profit or loss is an investment option for investment -

The amendments clarify that an entity that is a venture capital organization, or other qualified entity, can choose, on initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through changes in results. If an entity, which is not an investment entity, has an interest in an associate or joint venture that is an investment entity, it may, by applying the equity method, choose to retain the fair value measurement applied by that investment entity associate or joint venture to the participations of the associated investment entity or joint venture in subsidiaries. This choice is made separately for each associated investment entity or joint venture, at the end of the date on which: (a) the associated investment entity or joint venture is initially recognized; (b) the associate or joint venture becomes an investment entity; and (c) the associated investment entity or joint venture first becomes a principal. These modifications have no impact on the Group's consolidated financial statements.

-	Amendments to IFRS 1 Adoption for the first time of the International Financial Reporting Standards - Elimination of short-term exemptions for entities that adopt for the first time -

The short-term exemptions in paragraphs E3-E7 of IFRS 1 were eliminated because they have now served their intended purpose. These modifications have no impact on the Group's consolidated financial statements.

2.2	Basis of consolidation -

The condensed interim consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of June 30, 2018 and 2017.

2.3	Seasonality of operations -

Seasonality is not relevant to the Group's activities.

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of June 30, 2018	As of December 31, 2017	As of June 30, 2017
	S/(000)	S/(000)	S/(000)
Cash on hand	461	1,088	1,096
Cash at banks (b)	19,872	24,128	18,311
Short-term deposits (c)	46,000	24,000	30,000

Cash balances included in statements of cash flows	66,333	49,216	49,407

17

Notes to interim condensed consolidated financial statements (continued)

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)	As of June 30, 2018, December 31, 2017 and June 30, 2017, the short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and have maturities of less than three months.

4.	Trade and other receivables

As of June 30, 2018 and December 31, 2017 this caption mainly include trade receivables, value-added tax credit (VAT), indemnification from insurance, interest receivables and tax refund receivable. In this specific case, according to the Group management and its legal advisor’s opinion, it is more likely than not that the subsidiary will recover these tax refunds, since it complied with all the formal and substantive requirements to obtain the VAT benefit. As a result, the Group management has concluded that there is no need to record a valuation allowance for this VAT credit.

5.	Inventories

As of June 30, 2018 and December 31, 2017 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

6.	Property, plant and equipment

During the three and six-month periods ended June 30, 2018 the Group additions amounted approximately to S/17,923,000 and S/32,025,000, respectively (S/15,372,000 and S/19,120,000 during the three and six-month periods ended June 30, 2017, respectively).

18

Notes to interim condensed consolidated financial statements (continued)

7.	Trade and other payables

As of June 30, 2018 and December 31, 2017, this caption includes trade payables, interest and dividends among other minor payables. As of June 30, 2018 dividends payable amounted to S/5,486,000 (S/29,725,000 as of December 31, 2017).

As of June 30, 2017, in order to comply with the requirements of Peruvian law, dividends payable older than ten years amounting to S/189,000 were capitalized and recognized in the legal reserve item in equity.

8.	Provisions

As of June 30, 2018 and December 31, 2017, this caption includes workers’ profit sharing, long-term incentive plan and rehabilitation provision.

The decrease in this caption mainly corresponds to the payment of employee shares and a portion of the long-term incentive plan, these payments were made during the first quarter of 2018.

9.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Current income tax expense	(4,228)	(4,113)	(14,712)	(21,756)
Deferred income tax	(6,764)	(4,544)	(9,494)	1,078
Income tax expense recognized in the consolidated statements of profit or loss	(10,992)	(8,657)	(24,206)	(20,678)
Income tax recognized in other comprehensive income	387	2,628	56	140
Income tax recognized on equity	-	-	-	2,253

Total income tax	(10,605)	(6,029)	(24,150)	(18,285)

19

Notes to interim condensed consolidated financial statements (continued)

Following is the composition of deferred tax related to items recognized in other comprehensive income:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Unrealized gain (loss) on available-for-sale financial investments	-	18	(1,675)	15
Unrealized gain on derivative financial instruments	387	2,610	1,731	125

Total deferred income tax in OCI	387	2,628	56	140
Temporal difference on available-for-sale financial investments	-	-	-	2,253

Total income tax recognized in equity	-	-	-	2,253

20

Notes to interim condensed consolidated financial statements (continued)

10.	Revenue from contracts with customers

	Cement		Concrete		Precasts		Quicklime		Buildings Materials		Others		Total
	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month periods ended
Segments
Sales of cement, concrete and precasts	220,584	217,442	30,113	24,762	4,642	3,609	-	-	-	-	-	-	255,339	245,813
Sales of quicklime	-	-	-	-	-	-	16,666	19,361	-	-	-	-	16,666	19,361
Sales of buildings materials	-	-	-	-	-	-	-.	-	15,499	15,858	-	-	15,499	15,858
Sales of others	-	-	-	-	-	-	-	-	-	-	36	4	36	4

	220,584	217,442	30,113	24,762	4,642	3,609	16,666	19,361	15,499	15,858	36	4	287,540	281,036
Moment of revenue recognition
Goods transferred at a point in time	220,584	217,442	30,113	24,762	4,642	3,609	16,666	19,361	15,499	15,858	36	4	287,540	281,036

	220,584	217,442	30,113	24,762	4,642	3,609	16,666	19,361	15,499	15,858	36	4	287,540	281,036

For the six-month periods ended
Segments
Sales of cement, concrete and precasts	467,050	434,813	55,443	47,734	10,814	8,209	-	-	-	-	-	-	533,307	490,756
Sales of quicklime	-	-	-	-	-	-	36,291	40,919	-	-	-	-	36,291	40,919
Sales of buildings materials	-	-	-	-	-	-	-	-	32,451	28,808	-	-	32,451	28,808
Sales of others	-	-	-	-	-	-	-	-	-	-	742	6	742	6

	467,050	434,813	55,443	47,734	10,814	8,209	36,291	40,919	32,451	28,808	742	6	602,791	560,489
Moment of revenue recognition
Goods transferred at a point in time	467,050	434,813	55,443	47,734	10,814	8,209	36,291	40,919	32,451	28,808	742	6	602,791	560,489

	467,050	434,813	55,443	47,734	10,814	8,209	36,291	40,919	32,451	28,808	742	6	602,791	560,489

21

Notes to interim condensed consolidated financial statements (continued)

11.	Related party transactions

During the six-months periods ended June 30, 2018 and 2017, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Income
Inversiones ASPI S.A.
Fees from office lease	3	3	6	6
Fees for management and administrative services	136	153	276	397

Servicios Corporativos Pacasmayo S.A.C. (Sercopa)
Fees from office lease	-	2	-	5
Fees for management and administrative services	-	1	-	4

Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	84	84	168	168
Fees from leasing of parking	79	79	157	158

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	6	86	12	112
Fees for management and administrative services	290	537	594	721

Fossal S.A.A. (Fossal)
Fees from office lease	3	3	6	10
Fees for management and administrative services	11	12	22	16

Expense
Security services provided by Compañía Minera Ares S.A.C.	520	137	1,060	411

22

Notes to interim condensed consolidated financial statements (continued)

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of June 30, 2018 and December 31, 2017:

	June 30, 2018		December 31, 2017
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Inversiones ASPI S.A.	949	-	641	-
Fosfatos del Pacífico S.A.	864	-	223	-
Compañía Minera Ares S.A.C.	331	308	339	516
Others	183	-	169	-

	2,327	308	1,372	516

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables. For the periods ended June 30, 2018 and December 31, 2017, the Group has not recorded any impairment of receivables from related parties. This assessment is undertaken each financial year by examining the financial position of the related party.

Compensation of key management personnel of the Group -

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short term compensations expense amounted to S/5,052,000 and S/9,952,000 during the three and six-month periods ended June 30, 2018, respectively (S/5,186,000 and S/10,210,000 during the three and six-month periods ended June 30, 2017) , and the total long term compensations expense amounted to a S/2,375,000 and S/4,976,000 during the three and six-month periods ended June 30, 2018, respectively (S/2,851,000 and S/5,701,000 during the three and six-month periods ended June 30, 2017). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

23

Notes to interim condensed consolidated financial statements (continued)

12.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the six-month period ended June 30, 2018 and 2017 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of June 30, 2018 and 2017.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Numerator
Net profit from continuing operations attributable to ordinary equity holders of the Parent	25,012	21,413	54,821	44,107
Net loss from discontinued operations attributable to ordinary equity holders of the Parent.	-	-	-	(389)
Net profit attributable to ordinary equity holders of the Parent	25,012	21,413	54,821	43,718

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2018	2017	2018	2017
	Thousands	Thousands	Thousands	Thousands

Denominator
Weighted average number of common and investment shares	428,107	428,106	428,107	464,517

24

Notes to interim condensed consolidated financial statements (continued)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2018	2017	2018	2017
	S/	S/	S/	S/

Basic and diluted profit for common and investment shares from continuing operations	0.06	0.05	0.13	0.10
Basic and diluted loss for common and investment shares from discontinued operations	-	-	-	(0.01)

Basic and diluted profit for common and investment shares from continuing and discontinued operations	0.06	0.05	0.13	0.09

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

13.	Financial instruments

(a)	Financial asset and liabilities –

	As of June 30, 2018	As of December 31, 2017
	S/(000)	S/(000)

Financial instruments at fair value through of other comprehensive income
Derivative financial instruments (cross currency swaps)	3,293	489
Total cash flow hedge	3,293	489

Available-for-sale financial investments at fair value through other comprehensive income
Quoted equity shares	26,883	-
Total available-for-sale investments	26,883	-

Total financial assets at fair value	30,176	489

Financial instruments at fair value through other comprehensive income reflect the positive change in fair value of cross currency swaps contracts, designated as cash flow hedges to hedge the Senior Notes balance denominated in US dollars.

25

Notes to interim condensed consolidated financial statements (continued)

Except cash flow hedge and available-for-sale investments, all financial assets which included cash and cash equivalents and trade and other receivables, are classified in the category of loans and receivables, which are non-derivative financial assets carried at amortized cost, which generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties. In the case of investments available for sale without public listing, the Company has opted to value them in accordance with IFRS 9.

All financial liabilities held by the Group, which include trade and other payables and financial obligations, are classified in the category of debts and loans and are carried at amortized cost.

(b)	Hedging activities and derivatives -

Cash flow hedges -

Foreign currency risk -

As of June 30, 2018 the Group maintain Cross currency swap contracts for a notional amount of US$300,000,000, which are measured at fair value through other comprehensive income and designated as hedging instruments in cash flows hedges of Senior Notes denominated in US dollars.

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

As of June 30, 2018
	Assets	Liabilities
	S/(000)	S/(000)

Cross currency swap contracts designated as hedging instruments
Fair value	3,293	-

	3,293	-

As of December 31, 2017
	Assets	Liabilities
	S/(000)	S/(000)

Cross currency swap contracts designated as hedging instruments
Fair value	489	-

	489	-

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

26

Notes to interim condensed consolidated financial statements (continued)

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized gain of S/1,310,000 and S/5,867,000 for the three and six-month periods ended June 30, 2018; respectively (unrealized loss of S/8,846,000 and S/423,000 for the three and six-month periods ended June 30, 2017, respectively) is included in other comprehensive income. The amounts retained in other comprehensive income as of June 30, 2018 are expected to mature and affect the consolidated statement of profit or loss on 2023.

(c)	Fair values –

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of June 30, 2018 and December 31, 2017:

	Carrying amount		Fair value
	2018	2017	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Derivatives financial assets – Cross currency swaps	3,293	489	3,293	489
Available-for -sale financial investments	26,883	-	26,883	-
Total financial assets – non – current	30,176	489	30,176	489

Financial liabilities
Financial obligations:
Corporate bonds	974,811	965,290	967,418	1,005,324

Total financial liabilities	974,811	965,290	967,418	1,005,324

On January 1, 2018, the Group adopted IFRS 9, as a result, the Group has recorded an impact in the measurement of available-for-sale financial investments. As of December 31, 2017 those financial investments were maintained at cost for S/21,206,000, and as of June 30, 2018 are measured at fair value for S/26,883,000.

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts due to short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

27

Notes to interim condensed consolidated financial statements (continued)

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on price quotations at the reporting date, net of issuance costs. The Group has not unquoted liability instruments for which fair value is disclosed as of June 30, 2018 and December 31, 2017.

-	Fair value of financial investments available-for-sale is based on valuation techniques for which the lowest level of information that is significant for the measurement is not observable.

(d)	Fair value hierarchy-

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

28

Notes to interim condensed consolidated financial statements (continued)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of June 30, 2018 –

		Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant no observable inputs (Level 3)
	S/(000)	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Available-for-sale financial investments:
Listed shares	26,883	-	-	26,883
Financial liabilities derived:
“Cross Curency Swaps”	3,293	-	3,293	-

Total financial assets	30,176	-	3,293	26,883

Liabilities for which fair values are disclosed:
Corporate bonds	967,418	967,418	-	-

Total financial liabilities	967,418	967,418	-	-

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2017 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	489	-	489

Total financial assets	489	-	489
Liabilities for which fair values are disclosed:
Senior Notes	1,005,324	1,005,324	-
Total financial liabilities	1,005,324	1,005,324	-

There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

29

Notes to interim condensed consolidated financial statements (continued)

Risk management activities-

As a result of its activities, the Group is exposed to foreign currency risk therefore the Company has acquired hedge financial instruments to mitigate that risk. Since November, 2014 the Group uses cross currency swaps to hedge the foreign currency risk of the Senior Notes denominated in US dollars. During the six-month period ended June 30, 2018 was a moderate volatility in the US Dollar exchange rate against the Sol which effects were partially mitigated by the cross currency swaps hedge signed by the Company.

As of June 30, 2018 and December 31, 2017, except for the financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

14.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of June 30, 2018, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable and for the three and six-month periods ended June 30, 2018 and June 30, 2017 provided an income of S/84,000 and S/168,000, respectively.

Capital commitments

As of June 30, 2018, the Group does not have significand capital commitments.

Other commitments

-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.

-	Since July 2015, the Group has a five-year period natural gas supply agreement for a cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of June 30, 2018, the Group has accomplished the requirements established in this agreement.

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2017.

Tax situation

The Company is subject to Peruvian tax law. As of June 30, 2018 and 2017, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

30

Notes to interim condensed consolidated financial statements (continued)

According to Legislative Decree No.1261, issued in December 2016, the income tax rate for 2017 onwards is 29.5 percent of the taxable profit after deducting employee participation, and the additional tax on dividend income is 5 percent, applicable to earnings generated from 2017 onwards. This Legislative Decree replaces Law No.30296, which established a 27 percent income tax rate for the years 2017 and 2018, and of 26 percent for the year 2019 onwards, as well an additional tax on dividend income of 8 percent for the years 2017 and 2018, and of 9.3 percent for 2019 onwards.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of June 30, 2018.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2012 – 2017	Dec.2013 – 2017
Cementos Selva S.A.	2013 – 2017	Dec. 2013 – 2017
Distribuidora Norte Pacasmayo S.R.L.	2012 – 2017	Dec.2013 – 2017
Empresa de Transmisión Guadalupe S.A.C.	2013 – 2017	Dec. 2013 – 2017
Salmueras Sudamericanas S.A.	2013 – 2017	Dec. 2013 – 2017
Calizas del Norte S.A.C. (on liquidation)	2013 - 2017	Dec. 2013 - 2017

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of June 30, 2018 and the consolidated financial statements as of December 31, 2017.

Legal claim contingency

As of June 30, 2018, some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/16,436,000. From this total amount, S/1,553,000 corresponded to labor claims from former employees; S/7,681,000 linked to resolutions of determination and fine on the property tax of the periods 2009 to 2014 issued by the District Municipality of Pacasmayo: S/2,298,000 and S/4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

31

Notes to interim condensed consolidated financial statements (continued)

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty

Third parties

In 2007, The Company signed an agreement with Activos Mineros S.A.C., Fundación Comunal San Martin de Sechura and the participation of Pro Inversión related to the use of the Bayovar concession 9, which contains seashells. As part of this agreement, the Company is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$5.1 each per metric ton of calcareous extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons.

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities. This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. As part of this agreement, the Company is required to pay an equivalent amount to US$4.5 each for each metric tons of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

Interest-bearing loans and borrowings covenants

Senior Notes

In February 2013, the Company issued Senior Notes by US$300,000,000 with interest rate of 4.50% and maturity on 2023. During the six-month period ended as of June 30, 2018, the Senior Notes accrued interest for S/22,968,000 net of capitalization of interest (S/22,438,000 during the six-month period ended as of June 30, 2017).

In the case that the Company and Guarantee Subsidiaries requires to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.
-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of June 30, 2018, the Company has not entered in any of the operations previously mentioned.

32

Notes to interim condensed consolidated financial statements (continued)

15.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and precasts in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenue from external customers		Gross Margin		Profit (loss) before income tax		Tax on earnings		Net income (loss) from continuing operations		Net loss from discontinued operations		Net profit (loss)
	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017	As of June 30, 2018	As of June 30, 2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month periods ended
Cement, concrete and precasts	255,339	245,813	102,411	104,952	38,272	32,552	(12,200)	(9,428)	26,072	23,124	-	-	26,072	23,124
Construction supplies	15,499	15,858	867	221	199	(759)	(59)	237	140	(522)	-	-	140	(522)
Quicklime	16,666	19,361	1,131	3,229	(1,909)	(897)	603	265	(1,306)	(632)	-	-	(1,306)	(632)
Other	36	4	108	(47)	(2,118)	(975)	664	269	(1,454)	(706)	-	-	(1,454)	(706)

Consolidated	287,540	281,036	104,517	108,355	34,444	29,921	(10,992)	(8,657)	23,452	21,264	-	-	23,452	21,264

For the six-month periods ended
Cement, concrete and precasts	533,307	490,756	220,396	212,833	83,382	69,712	(26,061)	(22,388)	57,321	47,324	-	-	57,321	47,324
Construction supplies	32,451	28,808	858	735	(522)	(992)	163	318	(359)	(674)	-	-	(359)	(674)
Quicklime	36,291	40,919	3,437	7,146	(3,175)	(1,767)	992	568	(2,183)	(1,199)	-	-	(2,183)	(1,199)
Other	742	6	234	(96)	(2,235)	(2,566)	700	824	(1,535)	(1,742)	-	(754)	(1,535)	(2,496)

Consolidated	602,791	560,489	224,925	220,618	77,450	64,387	(24,206)	(20,678)	53,244	43,709	-	(754)	53,244	42,955

33

Notes to interim condensed consolidated financial statements (continued)

	Assets by segment	Other assets	Total assets	Total liabilities by segment
	S/(000)	S/(000)	S/(000)	S/(000)

As of June 30, 2018
Cement, concrete and precasts	2,621,477	3,293	2,624,770	1,258,819
Construction supplies	33,189	-	33,189	30,624
Quicklime	115,287	-	115,287	-
Other	51,284	26,883	78,167	747

Consolidated	2,821,237	30,176	2,851,413	1,290,190

As of December 31, 2017
Cement, concrete and precasts	2,607,334	489	2,607,823	1,274,322
Construction supplies	30,791	-	30,791	31,966
Quicklime	118,712	-	118,712	-
Other	35,583	21,206	56,789	1,119

Consolidated	2,792,420	21,695	2,814,115	1,307,407

During the six-month period ended June 30, 2018 and 2017 there were no inter-segment revenues.

The “other” line includes activities that do not meet individually the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.

Other assets

As of June 30, 2018 corresponds to the available-for-sale investments caption by S/26,883,000 and derivate financial instruments (cross currency swaps) for S/3,293,000 (S/21,206,000 and S/489,000, respectively as of December 31, 2017). The fair value of derivative financial instruments is allocated to the segment of cement, and is available for financial investments for sale that are not assigned to any segment.

Geographic information

All revenues are from Peruvian clients.

As of June 30, 2018 and December 31, 2017, all non-current assets are located in Peru.

34

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: October 15, 2018